FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 12, 2004

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    )

Enclosure:  Press Release dated February 12, 2004

		Buhrmann NV For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne Telephone +31 (0)20 651 10 34 ewold.de.bruijne@buhrmann.com

PRESS RELEASE		Analysts can contact: Buhrmann Investor Relations Carl Hoyer Telephone +31 (0)20 651 10 42 carl.hoyer@buhrmann.com

Date	12 February 2004
Number	002

BUHRMANN FULL YEAR AND FOURTH QUARTER 2003 RESULTS

•                      Fourth quarter Office Products sales increased organically by 2%. Lower quarterly sales of EUR 1.7 billion include impact of lower US dollar exchange rate and divestment Paper Merchanting Division

•                      Underlying operational margin improved; exceptional items resulted in EUR 218 million charge in fourth quarter of 2003

•                      Available cash flow for the fourth quarter totalled EUR 662 million; underlying available cash flow was positive

•                      Full year net profit* totalled EUR 43.3 million (2002: EUR 129.4 million), fourth quarter 2003 EUR 24.6 million (2002: EUR 43.2 million)

•                      Full year net result* per share fully diluted EUR (0.20), excluding exceptional items
EUR 0.19

•                      Strengthened financial position through debt reduction and revision of financing structure

•                      Organisation well positioned for growth in both large account and mid-market segment

* Net profit from operations before amortisation of goodwill and exceptional items (see also remarks under Accounting Policies)

CEO’s STATEMENT

Commenting on the results of 2003, Buhrmann CEO Frans Koffrie said: “As a result of the steps taken during the course of 2003, Buhrmann is now a stronger company, both operationally and financially. Our actions included the sale of the Paper Merchanting Division, the subsequent refinancing of the company, cost containment and restructuring measures, and the consistent focus on cash flow generation. With most restructuring activities behind us, our attention is now directed at maximizing top line growth by capturing further market share in both our key strategic and large accounts and the mid-market segment, as well as by extending our product offering. We remain committed to our exclusive business-to-business direct distribution approach which enables us to best leverage our sophisticated infrastructure and service offering.”

OUTLOOK

An increasing number of macro-economic indicators point to renewed economic growth, especially in North America. Although gradually more positive signs are also reported in Europe, we feel Europe is clearly lagging behind North America in its recovery pattern. The German market, which represents over a third of our European office products sales, remains difficult. The Australian economy is still enjoying healthy economic growth, however at a more modest pace.

Growth in the employment market (of which the white-collar segment is the most significant for Buhrmann), has historically followed an upturn in GDP growth. We have no reasons to assume that such a similar pattern in employment growth will not materialize.

We are well positioned in our different markets to benefit from such white-collar employment growth. Next to market growth, our sales will benefit from market share gains driven by the quality of our services as well as our mid-market initiatives and product range extensions.

In 2004 our primary focus will be on driving sales growth. Disciplined cost control and stringent working capital management will continue. We remain committed to debt reduction, building on progress made in 2003.

KEY FINANCIAL DATA

	4th quarter				January-December
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	1,710.0	2,424.5	-29.5%	-22.5%	8,052.6	9,947.6	-19.1%	-10.8%
EBITDAE*	89.4	111.4	-19.8%	-13.4%	329.7	455.6	-27.6%	-18.4%
Net profit**	24.6	43.2			43.3	129.4
Net result	-205.6	-621.0			-132.2	-587.8
In euro
Net profit** per ordinary share (fully diluted)	0.12	0.26			0.19	0.76
Dividend per ordinary share					0.07	0.07

* Earnings Before Interest, Tax, Depreciation, Amortisation (of goodwill) and Exceptional items (see also remarks under Accounting Policies)

** Net profit on ordinary operations before amortisation of goodwill and exceptional items.

SUMMARY FINANCIAL REVIEW FOURTH QUARTER 2003

•                        Total net sales for the fourth quarter decreased by 29.5% to EUR 1,710 million, including a negative effect of 7.2% (EUR 171 million) caused by currency exchange rate movements and a negative effect of 19.1% (EUR 465 million) from divestments. For the first time in three quarters our global office products sales increased by 2% organically in the fourth quarter of 2003. Our Office Products North America Division reported 2% higher organic sales. The division’s office supplies sales were flat, the increase is primarily attributable to higher comparable software sales.

•                        Operating profit (EBITA) for the fourth quarter totalled EUR 51.7 million. Currency exchange rate movements caused a negative translation effect of about EUR 4 million. The North American and Australian businesses reported higher fourth quarter operating profits, offset by the lower profitability of our European operations and the fact that only one month of earnings of our former Paper Merchanting Division is included.

•                        Exceptional items in the fourth quarter on balance resulted in a total charge of EUR 218 million, primarily due to the sale of the Paper Merchanting Division, the refinancing and the impairment of goodwill.

•                        Overall net result (after amortisation of goodwill and exceptional items) for the fourth quarter totalled a loss of EUR 206 million.

•                        Working capital (four quarter rolling average) as a percentage of sales improved from 11.2% a year ago to 10.8 % in the fourth quarter of 2003 (a reduction of EUR 22 million year-on-year).

•                        Available cash flow excluding proceeds from divestments amounted to a positive EUR 662 million in the fourth quarter.

•                        Interest-bearing net debt was reduced to EUR 836 million at the year-end 2003. The EUR 662 million decrease in the fourth quarter includes a translation effect of EUR 66 million.

DIVIDEND

A stock dividend of EUR 0.07 per ordinary share (equal to that of last year) will be proposed to the

Annual General Meeting of Shareholders, to be held on Thursday 29 April 2004. Shareholders can opt for payment of the equivalent amount in cash.

STRATEGIC FOCAL POINTS

Optimise capacity utilisation of our distribution infrastructure

Our platform for success is our highly advanced and efficient proprietary distribution infrastructure which enables us to reduce customers’ procurement costs and facilitates them doing business locally as well as globally. The advanced logistic network has already been further improved by moves to new facilities and renovation of existing warehouses in order to rationalise floor space and make the most efficient use of technology. Focus will be maintained on optimising deliveries through the use of advanced logistical management systems and technology solutions.

Exploit technology as a sustained key competitive advantage

We are committed to retaining our key competitive advantage by using sophisticated IT applications, to improve business practices for internal process efficiencies as well as to achieve integration with our customers and suppliers to enhance their self-service capabilities. From centralising operational activities to substantially reducing inventory levels, IT systems continue to drive down the cost-base of our customers and that of our own organisation. We will continue to make investments in eCommerce applications to strengthen our sales and marketing approach and enhance customer experience while helping them take cost out of their procurement process.

Drive sales and enhance margins

To increase sales and enhance our operating margins, we will:

•                      Target the mid-market segment more aggressively, while continuing to grow our position in the large and strategic account market. This will be done through dedicated sales teams in each geographic region and a segmented marketing strategy.

•                      Leverage our infrastructure by selling multiple product categories, to become a single-source supplier for business consumables. Facilities and janitorial products are the most current manifestation of this strategy.

•                      Expand our Private Brand Programme in Europe and introduce a similar programme in North America enabling us to offer customers high-quality products at competitive prices and to raise Corporate Express brand awareness. Pursue high-volume purchases with preferred suppliers will enable us to improve our absolute margin.

Maintaining financial discipline

We will continue to focus on tight cost control, stringent working capital management and cash flow generation. While the company’s financial flexibility has been significantly improved following the revision of the financing structure, a focus on debt reduction will be maintained over the course of 2004.

FINANCIAL POSITION

In the fourth quarter available cash flow totalled EUR 662 million positive. Adjusted for the deconsolidation of the Paper Merchanting Division average working capital as a percentage of sales improved to 10.8% on a rolling four quarters basis from 11.2% a year ago.

Interest-bearing debt was reduced to EUR 836 million at year-end, versus EUR 1,498 million at 30 September 2003 and EUR 1,735 million at the end of 2002. The EUR 662 million reduction in the fourth quarter of 2003 includes proceeds from the sale of the Paper Merchanting Division as well as a positive translation effect of EUR 66 million. Interest-bearing debt as a percentage of group equity improved to 56% at year-end 2003, versus 83% at the end of the third quarter 2003. Group equity as a percentage of total assets improved to 40% at the year-end, versus 37% at the end of the third quarter 2003.

WRAP-UP DIVESTMENT OF THE PAPER MERCHANTING DIVISION AND DEBT REDUCTION

The results of our former Paper Merchanting Division are included in Buhrmann’s consolidated accounts up to 31 October 2003, when the sale of the division was completed. The proceeds were used to reduce the company’s debt substantially.

October 2003 sales, included in the Group’s consolidated accounts, totalled EUR 249 million. Added value was EUR 39 million and fourth quarter operating result (EBITAE) totalled EUR 9 million.

The divestment of the Paper Merchanting division resulted in net exceptional costs of EUR 167 million, consisting of a book loss (EUR 79 million), related transaction costs (EUR 15 million), granted indemnities and warranties (EUR 18 million), a tax charge related to structuring the divestment (EUR 15 million), the unwinding of interest rate swaps and the amortisation of capitalised financing fees (EUR 40 million net of tax).

REFINANCING

After the sale of the Paper Merchanting Division we made arrangements to optimise the composition and duration of our debt portfolio. As announced in November 2003 we now have a new Credit Facility in place consisting of a revolving credit facility of EUR 255 million, an amortising term loan A of EUR 120 million and a term loan B of EUR 351 million. In addition, we successfully issued EUR 115 million of subordinated convertible bonds due 2010. The coupon is 2.00%, payable annually, with a conversion price of EUR 8.40. (Also see appendix 1 with additional details on the senior credit facility.)

For the refinancing of our debt EUR 22 million of financing fees were incurred and capitalised. Under exceptional ‘Net financing costs’ EUR 33 million was recorded for the write-off of capitalised financing fees and advisory costs, offset by a EUR 11 million tax item.

OTHER EXCEPTIONAL ITEMS

Following the outcome of the annual impairment test we wrote down EUR 53 million, fully attributable to the Office Products Europe Division. This write down reflects the recent business developments. Also, we have taken EUR 4 million of charges for restructuring of the European operations, primarily related to the office products activities in the UK and the Graphic Systems Division.

We have brought the timing of the recognition of catalogue income for the Office Products Australia Division fully in line with Buhrmann’s accounting policy. This harmonisation has resulted in an exceptional charge of EUR 5 million to operating profit. The net effect on Buhrmann’s earnings amounts to EUR 2 million negative.

We recorded a EUR 25 million release of valuation allowances and tax provisions, stemming from prudent provisioning in the past.

Also a number of other adjustments for various provisions have been booked (see appendix 2 with additional details regarding different events and the related exceptional items).

COMPOSITION SUPERVISORY BOARD

Mr. Gay has indicated that he wishes to resign, for personal reasons, as a member of the Board of Supervisory Directors at the Annual General Meeting of Shareholders, to be held on Thursday 29 April 2004.

REVIEW BY ACTIVITY

TOTAL OFFICE PRODUCTS OPERATIONS

(NORTH AMERICA, EUROPE & AUSTRALIA DIVISIONS)

	4th quarter				January-December
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	1,351.4	1,526.6	-11.5%	-1.5%	5,417.4	6,470.8	-16.3%	-4.9%
Added value	343.2	383.7	-10.6%	-0.4%	1,411.0	1,673.4	-15.7%	-4.0%
EBITAE*	53.9	42.9	25.6%	31.7%	203.8	261.1	-22.0%	-11.1%
Average capital employed	804.2	1,051.3	-23.5%	-13.2%	871.0	1,149.1	-24.2%	-12.7%

Ratios
Added value/net sales	25.4%	25.1%			26.0%	25.9%
EBITAE/net sales	4.0%	2.8%			3.8%	4.0%
EBITAE/average capital employed	26.8%	16.3%			23.4%	22.7%

* Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

For the first time in three quarters our global office products operations reported organic growth, with sales increasing by 2% compared to the fourth quarter of 2002. This reflects the favourable sales development in North America in the fourth quarter and continued sales growth in Australia.

Internet orders for office supplies reached an annual run-rate of EUR 1.7 billion. Added value as a percentage of sales totalled 25.4%, versus 25.1% in the previous year.

Progress continues to be made in the implementation of our global sourcing initiative, whilst there is a growing tendency towards private brand purchasing, helping us to improve our added value margin.

NORTH AMERICA DIVISION

	4th quarter				January-December
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	965.9	1,142.6	-15.5%	-1.6%	3,938.7	4,930.8	-20.1%	-5.6%
Added value	243.7	280.0	-12.9%	1.5%	1018.5	1,260.8	-19.2%	-4.0%
EBITAE*	38.7	24.2	59.5%	71.4%	158.9	197.1	-19.4%	-4.5%
Average capital employed	621.1	839.2	-26.0%	-12.7%	679.6	937.0	-27.5%	-13.5%

Ratios
Added value/net sales	25.2%	24.5%			25.9%	25.6%
EBITAE/net sales	4.0%	2.1%			4.0%	4.0%
EBITAE/average capital employed	24.9%	11.6%			23.4%	21.0%

* Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

Note: In the attachments you will find the key figures for the North American operations in U.S. dollars

Fourth quarter sales of the North America Division increased by 2% organically totalling EUR 966 million (USD 1,150 million). Currency exchange rate movements had a 14.5% negative effect on sales reported in Euro. Organic office supplies sales for the fourth quarter were flat, reflecting the slow recovery of the labour market. Consistent with prior reporting, this excludes software, forms and promotional marketing. Comparable software sales for the fourth quarter increased both on a year-on-year and on a sequential basis after two consecutive quarters of decline.

Business in the core large and strategic account market segment continued to develop favourably. A more focused sales organisation with segmented marketing strategies and dedicated sales teams for the different market segments has now been put in place.

The division’s overall added value for the fourth quarter totalled EUR 243.7 million (up 1.5% at constant exchange rates to USD 290.8 million). Added value as a percentage of sales for the fourth quarter was 25.2% compared to 24.5% in the same period in the previous year. The increased proportion of lower-margin software sales was offset by the office supplies activities that achieved a higher added value as a percentage of sales compared to the third quarter and in line with the first half.

Fourth quarter operating profit before exceptional items (EBITAE) of the North America Division increased by 59.5% totalling EUR 38.7 million (up 76.6% in dollars to USD 46.1 million), despite a modestly lower contribution from the software business. The increase reflects higher office supplies efficiency following another quarter with a double-digit increase in employee productivity. Two distribution centres were consolidated into one state-of-the-art facility in Baltimore (Maryland).

The full year 2003 sales of ASAP Software totalled EUR 788.4 million (USD 891.5 million), generating EUR 65.5 million (USD 74.1 million) in added value. Operating profit before exceptional items (EBITAE) amounted to EUR 25.2 million (USD 28.5 million).

EUROPE/AUSTRALIA DIVISION

	4th quarter				January-December
X EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	385.6	384.0	0.4%	-1.1%	1,478.7	1,540.0	-4.0%	-3.0%
Added value	99.4	103.7	-4.1%	-5.7%	392.4	412.6	-4.9%	-4.0%
EBITAE*	15.2	18.7	-18.4%	-23.6%	44.8	64.0	-29.9%	-30.9%
Average capital employed	183.1	212.1	-13.7%	-15.0%	191.4	212.1	-9.8%	-9.3%

Ratios
Added value/net sales	25.8%	27.0%			26.5%	26.8%
EBITAE/net sales	3.9%	4.9%			3.0%	4.2%
EBITAE/average capital employed	33.3%	35.2%			23.4%	30.2%

* Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

Review Fourth Quarter

Fourth quarter sales of the combined Europe and Australia Divisions totalled EUR 385.6 million. Organic sales for the Europe Division showed a relative improvement compared to both the second and third quarter of 2003, but declined on a year-on-year basis.

The German market remains challenging given the economic situation in this country. Whilst office supplies sales were up, copier and especially furniture sales remained weak. Operating result is positively influenced by the gradual reduction in operating expenses due to the successful implementation of cost reduction measures.

To address the weak performance in the UK, a reorganisation was implemented and mostly completed in the fourth quarter. The first indications of its effect are encouraging, which should translate in improved performance in 2004.

In the Benelux sales in the strategic and large account customer segment continued to be negatively impacted by staff reductions and spending cuts by large organisations. Sales in the market segment of small and medium-sized enterprises increased.

In Australia and New Zealand the economy continued to grow, albeit it at a slower pace, translating in large customers slowing down their spending on office products. Whereas Corporate Express Australia remains vulnerable to such developments, widening the product offering and expanding its geographical coverage enabled the company to continue to post positive organic growth in the fourth quarter of 2003.

Fourth quarter operating result before exceptional items (EBITAE) for the combined Europe and Australia Divisions totalled EUR 15.2 million.

Review Second half of 2003

Net sales of the combined Europe and Australia Divisions for the second half of 2003 totalled EUR 742.7 million. Operating result before exceptional items (EBITAE) amounted to EUR 24.6 million. Organically sales decreased by 2%.

Sales for Europe Division alone totalled EUR 476 million (2002: EUR 543 million), with organic sales decreasing by 9%. The Division’s operating profit before exceptional items (EBITAE) for the second half of 2003 totalled EUR 2.4 million.

The results of Corporate Express Australia were in line with its previously stated forecast, with sales increasing 19.4% in local currency, totalling EUR 267 million for the second half of 2003. The operating result before exceptional items (EBITAE) was up 40.6% in local currencies, totalling EUR 22.2 million.

GRAPHIC SYSTEMS

	4th quarter			January-December
x EUR million	2003	2002	change in EUR	2003	2002	change in EUR
Net sales	109.9	166.5	-34.0%	368.5	488.7	-24.6%
Added value	25.0	41.7	-40.0%	85.2	118.0	-27.9%
EBITAE*	1.1	17.3	-93.4%	-11.9	23.0	-152.0%
Average capital employed	117.4	120.5	-2.6%	126.3	121.9	3.6%

Ratios
Added value/net sales	22.8%	25.1%		23.1%	24.2%
EBITAE/net sales	1.0%	10.4%		-3.2%	4.7%
EBITAE/average capital employed	3.9%	57.5%		-9.5%	18.8%

* Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

Fourth quarter sales of the Graphic Systems Division amounted to EUR 109.9 million. The depressed sales levels correlate with the downturn in the investment cycle, while the investment behaviour of the European graphic industry broadly follows the business cycle. Actions over the year have reinforced our strategy of increasing sales in the areas of services (e.g. configuration, repairs), supplies and spare parts. These activities now account for approximately 38% of the division’s revenues. The completion of the Division’s eCommerce system in 2003 has paved the way for further expansion of our on-line products and services offering. eCommerce sales now account for over 35% of the Division’s supplies sales.

As previously forecast, operating result before exceptional items (EBITAE) for the full-year was negative, despite a positive operating result of EUR 1.1 million in the fourth quarter. The change in Dutch accounting guidelines in January 2003 - which requires to record equipment sales after installation, instead of after delivery - had a negative effect of EUR 16 million on the division’s full year sales. The negative impact on its operating result amounted to EUR 3 million.

Order-intake for new printing presses remains slow and investment levels are forecast to remain low in anticipation of the DRUPA trade fair which will take place in May of this year.

HOLDINGS

Fourth quarter operating result (EBITAE) reported under ‘Holdings’ totalled EUR 0.5 million positive, due to a release of provisions (EUR 4.0 million).

FINANCIAL CONSIDERATIONS

Assumptions for the full-year 2004:

•                      Excluding currency fluctuations we expect amortisation of goodwill to amount to around EUR 48 million, while depreciation is expected to be around EUR 91 million.

•                      Capital expenditures are expected to be around EUR 85 million.

•                      The tax rate for 2004 on earnings before taxes, amortisation of goodwill and exceptional items is estimated to be around 25%.

•                      As more than two-thirds of our EBITAE is realised in North America and our debt is split over currencies proportionally to the forecast split of EBITAE a 10% movement in the exchange rate of the USD will have about 7% impact on our net profit before amortisation of goodwill.

Note to editors

Press conference to be held at 10.00 at Hotel The Grand, Amsterdam Press presentation will be available via www.buhrmann.com

Analyst conference to be held at 12.00 at Hotel The Grand, Amsterdam.

Live audio webcast via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”. It is also possible to listen to the proceedings of the analyst meeting via telephone number: +31 (0)45 631 69 15.

Analyst presentation available via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”.

Profile of Buhrmann

As an international business services and distribution group, Buhrmann is the world’s major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks second. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

Safe Harbour Statement

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

Buhrmann’s accounting policies did not change compared with the principles applied in the Group’s financial statements for 2002, with the exception of:

•                  Exceptional items – In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in the Netherlands, results that are not directly related to normal business operations in the period under review are treated as exceptional.

•                  Revenue recognition (for equipment sales of the Graphic Systems Division) – Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

•                  As per 2002 financial statements, working capital as part of capital employed has been presented excluding cash, deposits, accruals for income tax and interest. This change has been implemented in the figures retrospectively.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

•                  Non-GAAP measures: Figures are adjusted for exceptional items and where applicable amortisation of goodwill. The resulting figures are non-GAAP compliant financial figures, but are internally regarded as key performance indicators.

The figures included in this report were not audited by the external accountant.

FINANCIAL CALENDAR 2004

Registration date	22 April 2004
Annual General Meeting of Shareholders	29 April 2004
Listing Ex-dividend	3 May 2004
Dividend payment	17 May 2004
Publication of first quarter results 2004	06 May 2004
Publication of second quarter results 2004	11 August 2004
Publication of third quarter results 2004	10 November 2004

APPENDIX 1

Loan Overview Buhrmann Credit Facility

Loan type	Currency	Notional Amount (in millions)	Maturity
Revolver	EUR	255	31-Dec-08
Term Loan A	EUR	120	31-Dec-09
Term Loan B	EUR	50	31-Dec-10
Term Loan B	USD	380	31-Dec-10

Redemption profile Buhrmann Credit Facility (in millions per year)

Year	Revolver	Term Loan A EUR	Term Loan B EUR	Term Loan B USD
2004		7.8	0.5	3.8
2005		16.2	0.5	3.8
2006		16.2	0.5	3.8
2007		26.4	0.5	3.8
2008	255	26.4	0.5	3.8
2009		27.0	0.5	3.8
2010			47.0	357.2

Applicable margins Buhrmann Credit Facility

Leverage Ratio (as per Credit Facility)	Applicable Margin For Term Loan A and Revolver	Applicable Margin for Term Loans B	Commitment Fee Revolver
> 3.50	2.50%	2.75%	0.75%
3.00 - 3.50	2.25%	2.75%	0.75%
2.50 - 3.00	2.00%	2.50%	0.75%
2.00 - 2.50	1.75%	2.50%	0.75%
< 2.00	1.50%	2.50%	0.75%

Most important applicable covenants per Buhrmann Credit Facility*

End of	Minimum Interest Coverage	Maximum Leverage Ratio
Q1 2004	2.40	4.45
Q2 2004	2.40	4.45
Q3 2004	2.40	4.45
Q4 2004	2.40	4.45
2005	2.65	4.10
2006	3.20	3.70
2007	3.50	3.25
2008 and thereafter	3.50	3.00

Please note that definitions for Credit Facility purposes (e.g. EBITDA, exceptional items, debt etc.) may differ from published figures due to specific accounting arrangements made between parties. This affects the calculations of the ratios, such as the interest cover (EBITDA over cash interest) and the leverage ratio (debt over EBITDA).

Other Conditions

• Minimum of 75% of Group assets are pledged.

• Certain restrictions on major, discretionary cash flow items such as capital expenditures, acquisitions, divestments and financial items.

Further refinancing options

• (Uncommitted) Incremental Revolving Facility up to EUR 65 million

• (Uncommitted) Incremental Term Loans up to USD 372 million

APPENDIX 2  - EXCEPTIONAL ITEMS FOURTH QUARTER 2003 (amounts in EUR millions)

PAPER MERCHANTING DIVISION & DEBT REDUCTION
Book loss	(79)
Transaction/advisory cost	(15)
Warranties and indemnifications	(18	)+/+
Results on divestment (other financial result)			(112)
Tax charge related to divestment			(15)
Impairment of financing fees	(23)
Unwinding interest rate swaps	(40)
Tax credit	23	+/+
Result on debt reduction			(40	)+/+
Net exceptional result			(167)

REFINANCING

Impairment of financing fees

(29

)

Advisory costs	(4)
Taxes related to refinancing

11

+/+

Net exceptional result			(22)

OTHER EXCEPTIONAL ITEMS
• New restructurings for Office Products Europe and Graphic Systems Divisions	(4)
• Update of estimates for existing restructuring provisions	3
• Timing of recognition of catalogue income of Office Products Australia	(5)
• Reclassification of pre-tax profit on sale of DocVision to ‘Other financial results’ (Holdings)*	(7	)+/+
Effect on operating result (EBITA)			(13)

Impairment of goodwill for Office Products Europe			(53)

• Tax effects of Exceptional items	1
• Release valuation allowance and provisions	25	+/+
Exceptional tax items			26

• Reclassification of pre-tax profit on sale of DocVision to ‘Other financial results’*	7
• Release of provisions related to past divestments as ‘Other financial results’	2
• Effect of catalogue income for Office Products Australia on ‘Minority interests’	2	+/+
Exceptional other financial results

11

+/+

Other net exceptional items			(29)

GRAND TOTAL OF EXCEPTIONAL ITEMS			(218)

*  Reclassification of pre-tax profit on sale of DocVision has no impact on reported net results.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	4th quarter			January - December
	2003	2002	change	2003	2002	change

Net sales	1,710.0	2,424.5	(29.5)%	8,052.6	9,947.5	(19.0)%
Cost of sales	(1,298.2)	(1,884.4)	(31.1)%	(6,193.2)	(7,694.6)	(19.5)%
Exceptional cost of sales	(4.8)	—		(4.8)	—
Added value	407.0	540.1	(24.6)%	1,854.6	2,252.9	(17.7)%
Operating costs	(322.5)	(428.7)	(24.8)%	(1,529.7)	(1,797.3)	(14.9)%
Exceptional operating results	(8.2)	0.1		55.6	0.1
EBITDA	76.4	111.4	(31.5)%	380.5	455.7	(16.5)%
Depreciation	(24.7)	(28.4)	(13.2)%	(104.5)	(113.7)	(8.1)%
EBITA	51.7	83.0	(37.7)%	275.9	341.9	(19.3)%
Amortisation of goodwill	(12.6)	(16.6)	(23.9)%	(51.7)	(69.5)	(25.7)%
Impairment of goodwill	(53.4)	(573.4)	(90.7)%	(53.4)	(573.4)	(90.7)%
Operating result (EBIT)	(14.3)	(507.0)	(97.2)%	170.9	(301.0)	(156.8)%

Net financing costs	(28.3)	(41.9)		(160.9)	(198.7)
Exceptional financing costs	(96.4)	—		(96.4)	—
Result on ordinary operations before tax	(139.1)	(548.8)		(86.5)	(499.7)
Taxes	(8.1)	1.9		(8.1)	(17.5)
Exceptional tax items	45.8	—		75.8	—
Other financial results	(0.1)	3.0		0.6	15.8
Exceptional other financial results	(102.3)	—		(102.3)	—
Minority interests	(3.6)	(2.7)		(13.3)	(12.2)
Exceptional minority interests	1.8	—		1.8	—
Net result on ordinary operations	(205.6)	(546.7)	(62.4)%	(132.2)	(513.5)	(74.3)%

Extraordinary result net	0.0	(74.3)		0.0	(74.3)
Net result	(205.6)	(621.0)	(66.9)%	(132.2)	(587.8)	(77.5)%
Net profit on ordinary operations before amortisation of goodwill	(139.6)	43.3	(422.5)%	(27.2)	129.4	(121.0)%
Net profit on ordinary operations before amortisation of goodwill and exceptional items	24.6	43.2	(43.1)%	43.3	129.4	(66.6)%

Ratios
Added value as a % of net sales	23.8%	22.3%		23.0%	22.6%
EBITDA as a % of net sales	4.5%	4.6%		4.7%	4.6%
EBITA as a % of net sales	3.0%	3.4%		3.4%	3.4%
EBIT as a % of net sales	(0.8)%	(20.9)%		2.1%	(3.0)%

Ratios, exluding exceptional operating costs / income (“E”)
Added value as a % of net sales	24.1%	22.3%		23.1%	22.6%
EBITDAE as a % of net sales	5.2%	4.6%		4.1%	4.6%
EBITAE as a % of net sales	3.8%	3.4%		2.8%	3.4%
EBITE as a % of net sales	3.0%	2.7%		2.2%	2.7%

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in millions of euro

	4th quarter		January - December
	2003	2002	2003	2002

Net result from ordinary operations	(205.6)	(546.7)	(132.2)	(513.5)
Intrest convertible bond	0.6	—	2.3	—
Dividend preference shares A	(2.8)	(2.8)	(11.2)	(11.2)
Net result on ordinary operations for ordinary shares	(207.9)	(549.5)	(141.1)	(524.7)
Add back: amortisation of goodwill	66.0	590.0	105.1	642.9
Total (before amortisation of goodwill)	(141.9)	40.5	(36.1)	118.2

Average number of ordinary shares basic (x 1,000)	136,177	132,113	134,653	131,818
Options	651	—	651	—
Conversion preference shares C	35,658	23,157	35,658	23,157
Convertible bond	13,669	—	13,669
Average number of ordinary shares fully diluted (x 1,000)	186,155	155,270	184,631	154,975

Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	(0.76)	0.26	(0.20)	0.76

Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill and exceptionals	0.12	0.26	0.19	0.76

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro

	4th quarter		January - December
	2003	2002	2003	2002

EBITDA	76.4	111.4	380.5	455.7
Additions to / (release of) provisions	(10.0)	4.9	(0.4)	0.5
Operating result on a cash basis	66.4	116.3	380.1	456.2

(Increase) / decrease in inventories	(25.5)	30.3	0.8	10.9
(Increase) / decrease in trade receivables	(44.9)	27.9	108.9	195.2
Increase / (decrease) in trade creditors	125.6	73.0	(43.1)	(171.7)
(Increase) / decrease in other receivables and liabilities	(39.3)	(36.2)	14.8	18.3
(Increase) / decrease in working capital	15.9	95.0	81.4	52.7

Financial payments	(22.2)	(49.0)	(138.2)	(200.5)
Other operational payments	(9.2)	(20.2)	(51.4)	(50.7)
Cash flow from operational activities	50.9	142.1	271.9	257.7
Investments in tangible fixed assets	(18.5)	(29.7)	(78.5)	(106.7)
Acquisitions, integration and divestments	629.1	(5.2)	615.6	(31.2)
Available cash flow	661.5	107.2	809.0	119.8
Cash flow from financing activities	(574.3)	(145.2)	(672.5)	(208.0)
Net cash flow	87.2	(38.0)	136.5	(88.2)

CONSOLIDATED BALANCE SHEET

in millions of euro

	31 December
	2003	2002

Fixed assets	2,209.0	2,861.4
Current assets, inventories of trade goods	423.0	682.7
Current assets, trade receivables	736.2	1,506.2
Current assets, other receivables	188.3	321.0
Cash	145.4	37.0
Total assets	3,701.9	5,408.4

Group equity
Shareholders’ equity	1,436.5	1,768.9
Other group equity	48.2	41.3
	1,484.8	1,810.2

Provisions	311.2	337.2
Long-term loans	948.7	1,677.7
Current liabilities, interest bearing	33.0	94.3
Current liabilities, trade creditors	643.6	1,063.7
Current liabilities, other not-interest-bearing	280.5	425.4
Total liabilities	3,701.9	5,408.4

Working capital	471.5	1,102.6
Capital employed	2,206.4	3,482.5
Interest-bearing net-debt	836.3	1,735.0

FINANCIAL RATIOS

	31 December
	2003	2002

Interest cover (EBITDAE / Cash interest) 4 quarterly rolling	2.2	2.6
Interest cover (EBITDA / Cash interest) 4 quarterly rolling	2.6	2.6
Group equity in % of total assets	40.1%	33.5%
Interest-bearing debt in % of group equity	56.3%	95.8%

EQUITY PER SHARE

	31 December
	2003	2002

Basic number of ordinary shares outstanding (x 1,000)	136,177	132,113
Basic shareholders’ equity per share (in euro)	6.09	8.93

Fully diluted number of ordinary shares outstanding (x 1,000)	186,155	155,270
Fully diluted shareholders’ equity per share (in euro)	7.36	10.20

EQUITY RECONCILIATION

	31 December
	2003	2002

Shareholders’ equity at the start of the reporting period	1,769	2,634
Net result year to date	(132)	(588)
Dividend ordinary shares for 2001	—	(10)
Dividend ordinary shares for 2002	(4)	—
Net proceeds issue ordinary shares	6	—
Accrual dividend preference shares A 2002	—	(11)
Accrual dividend preference shares A 2003	(11)	—
Translation differences	(192)	(256)
Shareholders’ equity at the end of the reporting period	1,436	1,769

FIGURES PER DIVISION NET SALES

in millions of euro

	4th quarter			January - December
	2003	2002	change	2003	2002	change

Office Products North America	965.9	1,142.6	(15.5)%	3,938.7	4,930.8	(20.1)%
Office Products Europe / Australia	385.6	384.0	0.4%	1,478.7	1,540.0	(4.0)%
Graphic Systems	109.9	166.5	(34.0)%	368.5	488.7	(24.6)%
Buhrmann excluding Paper Merchanting	1,461.4	1,693.1	(13.7)%	5,785.9	6,959.5	(16.9)%
Paper Merchanting	248.7	731.4	(66.0)%	2,266.7	2,988.0	(24.1)%
Buhrmann	1,710.0	2,424.5	(29.5)%	8,052.6	9,947.5	(19.0)%

ADDED VALUE

in millions of euro

	4th quarter			January - December
	2003	2002	change	2003	2002	change

Office Products North America	243.7	280.0	(12.9)%	1,018.5	1,260.8	(19.2)%
Office Products Europe/Australia	99.4	103.7	(4.2)%	392.4	412.6	(4.9)%
Graphic Systems	25.0	41.7	(40.0)%	85.2	118.0	(27.9)%
Buhrmann excluding Paper Merchanting	368.1	425.4	(13.5)%	1,496.1	1,791.5	(16.5)%
Paper Merchanting	38.9	114.8	(66.1)%	358.6	461.6	(22.3)%
Buhrmann	407.0	540.1	(24.6)%	1,854.6	2,252.9	(17.7)%

ADDED VALUE as a % of NET SALES

	4th quarter		January - December
	2003	2002	2003	2002

Office Products North America	25.2%	24.5%	25.9%	25.6%
Office Products Europe / Australia	25.8%	27.0%	26.5%	26.8%
Graphic Systems	22.8%	25.1%	23.1%	24.2%
Buhrmann excluding Paper Merchanting	25.2%	25.1%	25.9%	25.7%
Paper Merchanting	15.7%	15.7%	15.8%	15.4%
Buhrmann	23.8%	22.3%	23.0%	22.6%

OPERATING RESULT (EBITAE/EBIT)

in millions of euro

	4th quarter		January - December
	2003	2002	2003	2002

Office Products North America	38.7	24.2	158.9	197.1
Office Products Europe / Australia	15.2	18.7	44.8	64.0
Graphic Systems	1.1	17.3	(11.9)	23.0
Holdings	0.5	0.3	(15.8)	(17.2)
Buhrmann excluding Paper Merchanting	55.6	60.5	176.0	266.9
Paper Merchanting	9.1	21.7	49.2	74.5
EBITAE	64.7	82.3	225.2	341.3
Exceptionals	(13.0)	0.1	50.8	0.1
Goodwill	(66.0)	(590.0)	(105.1)	(642.9)
EBIT	(14.3)	(507.0)	170.9	(301.0)

ROS-% (EBITAE / EBITE as a % of net sales)

excluding exceptional results

	4th quarter		January - December
	2003	2002	2003	2002

Office Products North America	4.0%	2.1%	4.0%	4.0%
Office Products Europe / Australia	3.9%	4.8%	3.0%	4.1%
Graphic Systems	1.0%	10.4%	(3.2)%	4.7%
Holding EBITA as a % of Buhrmann’s total net sales	0.0%	0.0%	0.0%	0.0%
Buhrmann excluding Paper Merchanting	3.8%	3.6%	3.0%	3.8%
Paper Merchanting	3.6%	2.9%	2.1%	2.5%
Buhrmann before amortisation of goodwill (EBITAE)	3.7%	3.4%	2.8%	3.4%
Buhrmann after amortisation of goodwill (EBITE)	3.0%	2.7%	2.1%	2.7%

OFFICE PRODUCTS NORTH AMERICA

in millions of dollar

	4th quarter			January - December
	2003	2002	change	2003	2002	change

Net sales	1,150.4	1,149.8	0.1%	4,453.5	4,658.8	(4.4)%
Added value	290.8	282.7	2.9%	1,151.6	1,191.2	(3.3)%
Operating result excluding exceptionals (EBITAE)	46.1	26.1	76.5%	179.7	186.3	(3.5)%
Average capital employed, excluding goodwill	742.2	840.5		742.2	840.5

AVERAGE CAPITAL EMPLOYED

in millions of euro

	4th quarter		January - December
	2003	2002	2003	2002

Office Products North America	621.1	839.2	679.6	937.0
Office Products Europe / Australia	183.1	212.1	191.4	212.1
Graphic Systems	117.4	120.5	126.3	121.9
Other activities and holdings	7.1	26.6	18.4	20.4
Buhrmann excluding Paper Merchanting	928.7	1,198.4	1,015.8	1,291.5
Paper Merchanting	203.9	670.9	510.5	682.9
Buhrmann, excluding goodwill	1,132.6	1,869.2	1,526.2	1,974.4
Goodwill	1,533.0	2,265.8	1,663.1	2,493.5
Buhrmann, including goodwill	2,665.6	4,135.0	3,189.3	4,467.8

ROCE in %

	4th quarter		January - December
	2003	2002	2003	2002

Office Products North America	24.9%	11.6%	23.4%	21.0%
Office Products Europe / Australia	33.3%	35.2%	23.4%	30.2%
Graphic Systems	3.9%	57.3%	(9.4)%	18.8%
Buhrmann excluding Paper Merchanting	23.9%	20.2%	17.3%	20.7%
Paper Merchanting	17.8%	13.0%	9.6%	10.9%
Buhrmann, excluding goodwill and exceptionals	22.8%	17.6%	14.8%	17.3%
Buhrmann, including goodwill and exceptionals	(2.1)%	(49.0)%	5.4%	(6.7)%

ORGANIC GROWTH OF SALES

	4th quarter		January - December
	2003	2002	2003	2002

Office Products North America	2%	(3)%	(3)%	0%
Office Products Europe / Australia	0%	(4)%	(3)%	(2)%
Graphic Systems	(24)%	(10)%	(21)%	(13)%
Buhrmann excluding Paper Merchanting	(1)%	(3)%	(4)%	(2)%
Paper Merchanting	(4)%	(5)%	(7)%	(4)%
Buhrmann	(2)%	(4)%	(5)%	(2)%

NUMBER OF EMPLOYEES

	31 December
	2003	2002

Office Products North America	10,775	12,211
Office Products Europe / Australia	5,873	6,023
Graphic Systems	1,114	1,139
Holdings	70	74
Buhrmann excluding Paper Merchanting	17,832	19,446
Paper Merchanting	0	5,411
Buhrmann	17,832	24,857

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in millions of euros

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net sales	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0
Cost of sales	(1,298.2)	(1,584.7)	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)
Added value	411.8	468.6	476.9	502.1	540.1	528.5	578.7	605.6	620.1
Operating costs	(322.5)	(389.2)	(395.1)	(422.9)	(428.7)	(432.7)	(460.7)	(475.1)	(473.3)
Exceptional operating costs	(13.0)	0.6	7.3	55.9	0.1	—	—	—	—
EBITDA	76.4	80.0	89.0	135.1	111.4	95.8	118.0	130.4	146.8
Depreciation	(24.7)	(27.0)	(25.0)	(27.9)	(28.4)	(27.6)	(28.0)	(29.7)	(22.1)
EBITA	51.7	53.0	64.0	107.2	83.0	68.2	90.0	100.8	124.8
Amortisation of goodwill	(12.6)	(12.9)	(12.7)	(13.4)	(16.6)	(16.7)	(17.8)	(18.4)	(17.2)
Impairment of goodwill	(53.4)	—	—	—	(573.4)	—	—	—	—
Operating result (EBIT)	(14.3)	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5

Net financing costs	(28.3)	(41.4)	(44.4)	(46.8)	(41.9)	(48.9)	(57.8)	(50.2)	(50.4)
Exceptional financing costs	(96.4)	—	—	—	—	—	—	—	—
Result on ordinary operations before tax	(139.1)	(1.3)	6.9	47.0	(548.8)	2.5	14.5	32.2	57.1
Taxes	(8.1)	(1.5)	(1.3)	2.7	1.9	(1.7)	(6.5)	(11.1)	(8.2)
Exceptional tax items	45.8	—	—	30.0	—	—	—	—	—
Other financial results	(0.1)	0.6	0.0	—	3.0	0.2	12.6	(0.0)	(0.1)
Exceptional other financial results	(102.3)	—	—	—	—	—	—	—	—
Minority interests	(3.6)	(4.0)	(3.7)	(2.1)	(2.7)	(3.3)	(3.7)	(2.5)	(2.0)
Exceptional minority interests	1.8	—	—	—	—	—	—	—	—
Net result on ordinary operations	(205.6)	(6.1)	1.9	77.7	(546.7)	(2.3)	17.0	18.5	46.9

Extraordinary result net	0.0	(0.0)	0.0	(0.0)	(74.3)	0.0	0.0	(0.0)	(9.3)
Net result	(205.6)	(6.1)	1.9	77.7	(621.0)	(2.3)	17.0	18.5	37.6
Net result on ordinary operations before amortisation of goodwill (Cash earnings)	(139.6)	6.8	14.6	91.0	43.3	14.4	34.8	36.9	64.1

RATIOS
Added value as a % of net sales	24.1%	22.8%	22.3%	23.3%	22.3%	21.9%	22.5%	23.8%	22.9%
EBITDAE as a % of net sales	5.2%	3.9%	3.8%	3.7%	4.6%	4.0%	4.6%	5.1%	5.4%
EBITAE as a % of net sales	3.8%	2.6%	2.7%	2.4%	3.4%	2.8%	3.5%	4.0%	4.4%
EBITE as a % of net sales	3.0%	1.9%	2.1%	1.8%	2.7%	2.1%	2.8%	3.2%	3.7%

FIGURES PER DIVISION
NET SALES

in millions of euros

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	965.9	955.3	1,014.2	1,003.3	1,142.6	1,203.5	1,313.8	1,270.9	1,337.4
Office Products Europe / Australia	385.6	357.1	358.1	378.0	384.0	370.2	390.0	395.8	402.9
Graphic Systems	109.9	91.8	104.7	62.1	166.5	109.3	112.9	100.0	186.2
Buhrmann excluding Paper Merchanting	1,461.4	1,404.2	1,477.0	1,443.3	1,693.1	1,683.0	1,816.7	1,766.6	1,926.6
Paper Merchanting	248.7	649.1	658.6	710.3	731.4	725.9	750.7	780.0	782.4
Buhrmann	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0

OPERATING RESULT (EBITAE/EBIT)

in millions of euros

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	38.7	37.8	39.5	43.0	24.2	40.9	61.0	71.0	60.6
Office Products Europe / Australia	15.2	9.4	12.0	8.2	18.7	17.3	12.9	15.1	20.7
Graphic Systems	1.1	(2.5)	(1.7)	(8.9)	17.3	2.0	3.1	0.5	19.3
Holdings	0.5	(5.2)	(5.6)	(5.6)	0.3	(6.4)	(5.5)	(5.6)	(4.3)
Buhrmann excluding Paper Merchanting	55.6	39.6	44.2	36.6	60.5	53.8	71.6	81.0	96.3
Paper Merchanting	9.1	12.9	12.5	14.6	21.7	14.7	18.3	19.8	28.5
EBITAE	64.7	52.6	56.7	51.2	82.3	68.5	89.8	100.7	124.8
Exceptionals	(13.0)	0.6	7.3	55.9	0.1	—	—	—	—
Goodwill	(66.0)	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)
EBIT	(14.3)	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5

AVERAGE CAPITAL EMPLOYED

in millions of euros

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	621.1	637.6	680.1	767.6	839.2	870.1	972.1	1,067.0	1,017.5
Office Products Europe / Australia	183.1	187.1	186.6	202.2	212.1	212.0	207.8	213.4	230.1
Graphic Systems	117.4	126.6	131.1	132.8	120.5	120.7	123.3	124.7	119.8
Other activities and holdings	7.1	20.6	25.4	23.7	26.6	24.2	17.7	15.8	16.4
Buhrmann excluding Paper Merchanting	928.7	971.9	1,023.3	1,126.4	1,198.4	1,226.9	1,320.9	1,420.9	1,383.9
Paper Merchanting	203.9	602.9	602.4	622.0	670.9	689.6	687.0	683.0	684.5
Buhrmann excluding goodwill	1,132.6	1,574.8	1,625.7	1,748.4	1,869.2	1,916.6	2,007.9	2,103.9	2,068.5
Goodwill	1,533.0	1,682.6	1,686.6	1,755.3	2,265.8	2,447.3	2,578.7	2,702.9	2,644.9
Buhrmann including goodwill	2,665.6	3,257.4	3,312.3	3,503.7	4,135.0	4,363.9	4,586.6	4,806.8	4,713.4

ROCE (IN %)

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	24.9%	23.7%	23.2%	22.4%	11.6%	18.8%	25.1%	26.6%	23.8%
Office Products Europe / Australia	33.3%	20.1%	25.7%	16.2%	35.2%	32.6%	24.9%	28.3%	36.2%
Graphic Systems	3.9%	(7.7)%	(5.2)%	(26.9)%	57.5%	6.5%	10.2%	1.7%	64.6%
Buhrmann excluding Paper Merchanting	23.9%	16.3%	17.3%	13.0%	20.2%	17.5%	21.7%	22.8%	27.8%
Paper Merchanting	17.8%	8.6%	8.3%	9.4%	13.0%	8.6%	10.6%	11.6%	16.1%
Buhrmann excluding goodwill and exceptionals	22.8%	13.3%	14.0%	11.7%	17.6%	14.3%	17.9%	19.2%	22.9%
Buhrmann including goodwill	(2.1)%	4.9%	6.2%	10.7%	(49.0)%	4.7%	6.3%	6.9%	9.1%

NET RESULT PER SHARE FULLY DILUTED

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	(0.76)	0.03	0.07	0.57	0.26	0.08	0.21	0.22	0.40

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

EBITDA	76	80	89	135	111	96	118	131	147
Additions to / (release of) provisions	(10)	5	1	4	5	—	1	(6)	2
Operating result on a cash basis	66	85	90	139	116	96	119	125	149

(Increase) / decrease in inventories	(26)	16	16	(6)	30	(16)	5	(8)	31
(Increase) / decrease in trade receivables	(45)	56	(23)	119	28	125	(52)	94	50
Increase / (decrease) in trade creditors	126	(74)	69	(164)	73	(120)	149	(274)	180
(Increase) / decrease in other receivables and liabilities	(39)	31	(17)	42	(36)	26	(16)	45	(69)
(Increase) / decrease in working capital	16	30	45	(9)	95	15	86	(143)	192

Financial payments	(22)	(41)	(40)	(36)	(49)	(46)	(56)	(50)	(52)
Other operational payments	(9)	(15)	(16)	(11)	(20)	(12)	(11)	(7)	3
Cash flow from operational activities	51	59	79	83	142	53	138	(75)	292
Investments in tangible fixed assets	(19)	(20)	(22)	(18)	(30)	(16)	(30)	(31)	(21)
Acquisitions, integration and divestments	629	(6)	(1)	(7)	(5)	(11)	43	(58)	(55)
Available cash flow	661	33	56	58	107	26	151	164)	216
Cash flow from financing activities	(574)	(26)	(61)	(12)	(145)	60	(157)	34	(163)
Net cash flow	87	7	(5)	46	(38)	86	(6)	(130)	53

ORGANIC GROWTH OF SALES

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	2%	(9)%	(4)%	1%	(3)%	3%	0%	(6)%	(4)%
Office Products Europe / Australia	0%	(4)%	(5)%	(4)%	(4)%	(5)%	1%	(2)%	(2)%
Graphic Systems	(24)%	(12)%	(13)%	(25)%	(10)%	(7)%	(18)%	(18)%	(2)%
Buhrmann excluding Paper Merchanting	(1)%	(8)%	(5)%	(2)%	(3)%	0%	(1)%	(4)%	p.m.
Paper Merchanting	(4)%	(7)%	(8)%	(7)%	(5)%	(3)%	(3)%	(4)%	(6)%
Buhrmann	(2)%	(8)%	(6)%	(4)%	(4)%	0%	(2)%	(5)%	(4)%

EXCHANGE RATES

	2003				2002				2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Euro versus US$, average rate	$1.19	$1.12	$1.14	$1.07	$1.01	$0.99	$0.92	$0.88	$0.90
Euro versus US$, end rate	$1.26	$1.17	$1.14	$1.09	$1.05	$0.96	$1.00	$0.87	$0.88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: February 12, 2004